

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Andrej Jonovic
Chief Executive Officer
XBP Europe Holdings, Inc.
2701 East Grauwyler Road
Irving, Texas 75061

> **Re: XBP Europe Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 14, 2025**
> **File No. 333-284999**

Dear Andrej Jonovic:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-679-6943 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Robert Endicott